Exhibit 99.2

Elec-Tech to Invest RMB640 million in AirMedia’s Gas Station Media Network

Beijing, China – May 13, 2013 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that its board of directors has approved an investment agreement between several entities affiliated with AirMedia, including Beijing GreatView Media Advertising Co., Ltd. (“GreatView Media”), the primary operating entity of AirMedia’s gas station media network, and its current shareholders, and Elec-Tech International Co., Ltd. (“Elec-Tech”) (Shenzhen Stock Exchange code: 002005). Pursuant to the investment agreement, Elec-Tech will invest RMB640 million (US$104 million) to purchase ordinary shares representing approximately 21.27% of the equity interest of GreatView Media. After the completion of the transaction, AirMedia will indirectly control 61.41% of the equity interest of GreatView Media.

AirMedia intends to install LED screens in its gas stations to further develop its existing gas station media network. For these installations, GreatView Media’s current shareholders undertook to use the full amount of Elec-Tech’s investment to purchase LED screens from Elec-Tech or its subsidiaries.

“We are excited about our partnership with Elec-Tech, which enables us to explore the great potential and brilliant prospects of LED screen advertising in our gas station media network. We believe putting LED screens in our gas station media network is the right step to not only turn around this product line, but also to maximize the tremendous value of this network. We expect the introduction of our new partner, Elec-Tech, to bring not only affirmation of the value that we believe the new LED format will add to our gas station media network, but also additional technical expertise in electronic display,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

“We believe AirMedia’s gas station media network is a very unique nationwide network to reach car drivers and car owners, one of the most affluent groups in China. With the enhancement provided by our LED screens, this influential network will have more capacity to fulfill advertisers’ demand and create more economic value. We believe our partnership with AirMedia is prudent and will bring great returns for our shareholders,” commented Mr. Donglei Wang, chairman of Elec-Tech.

The investment is subject to the approval of Elec-Tech’s shareholders.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports and digital TV screens in 34 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

About Elec-Tech International Co., Ltd.

Elec-Tech International Co., Ltd. (“Elec-Tech”), founded in Zhuhai in May 1996, was listed on the Shenzhen Stock Exchange in June 2004 with the stock code 002005. Its main products include small appliances and LED series products, and its main brand logo is ETi. Its ACA brand has become a rapidly-growing small appliance brand with significant international reputation.

Elec-tech has been in the LED industry since 2009. Elec-tech has been devoting itself to developing the core technologies of LED and making strategic arrangements with established partners in the LED industry. By building competitive edges with technological innovation, large scale and competitive cost, Elec-tech has gradually established a global presence; on top of its home market base in mainland China, it now has branches in Hong Kong, the United States, Japan and Germany.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

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